           AS FILED WITH THE EXCHANGE COMMISSION ON JANUARY 20, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ATMEL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        77-0051991
(STATE OR OTHER JURISDICTION OF INCORPORATION OR     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                 ORGANIZATION)

                              2325 ORCHARD PARKWAY

                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DONALD COLVIN

                            VICE PRESIDENT, FINANCE
                          AND CHIEF FINANCIAL OFFICER
                               ATMEL CORPORATION
                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             MARK A. BERTELSEN, ESQ.                         DENNIS C. SULLIVAN, ESQ.
             BURKE F. NORTON, ESQ.                          MICHAEL B. GEBHARDT, ESQ.
            JOSEPH F. DANIELS, ESQ.                          LYNN E. FULLERTON, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                 GRAY CARY WARE & FREIDENRICH LLP
            PROFESSIONAL CORPORATION                           400 HAMILTON AVENUE
               650 PAGE MILL ROAD                          PALO ALTO, CALIFORNIA 94301
          PALO ALTO, CALIFORNIA 94304                             (650) 328-6561
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED          PROPOSED
                                                                      MAXIMUM           MAXIMUM
          TITLE OF EACH CLASS                     AMOUNT              OFFERING         AGGREGATE         AMOUNT OF
            OF SECURITIES TO                      TO BE                PRICE            OFFERING        REGISTRATION
             BE REGISTERED                    REGISTERED(1)         PER SHARE(2)        PRICE(2)            FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock $0.001 par value...........    17,250,000 shares          $31.50         $543,375,000        $143,451
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 2,250,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the Common Stock as reported by the Nasdaq National Market on January 13, 2000 pursuant to Rule 457(c) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued January 20, 2000

                               15,000,000 Shares

                                  [ATMEL LOGO]

                                  COMMON STOCK

                            ------------------------

ATMEL CORPORATION IS OFFERING 15,000,000 SHARES OF ITS COMMON STOCK.
                            ------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ATML." ON JANUARY 19, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $34 PER SHARE.
                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                                  UNDERWRITING     PROCEEDS TO
                                                     PRICE TO     DISCOUNTS AND       ATMEL
                                                      PUBLIC       COMMISSIONS     CORPORATION
                                                     ---------    -------------    -----------
Per Share..........................................     $             $                $
Total..............................................     $             $                $

Atmel Corporation has granted the underwriters the right to purchase up to an additional 2,250,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER
       CREDIT SUISSE FIRST BOSTON
            DEUTSCHE BANC ALEX. BROWN
                  MERRILL LYNCH & CO.
                        PRUDENTIAL VOLPE TECHNOLOGY
                                     a unit of Prudential Securities
            , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Special Note Regarding Forward Looking
  Statements..........................   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Price Range of Common Stock...........   15

                                        PAGE
                                        ----
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Quarterly Consolidated Financial
  Data................................   18
Underwriters..........................   19
Legal Matters.........................   21
Experts...............................   21
Where You Can Find More Information...   21

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained herein. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     In this prospectus "Atmel," "we," "us" and "our" refer to Atmel Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. ALL OF THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND TO STOCKHOLDERS OF RECORD ON DECEMBER 3, 1999.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information concerning our company and the common stock being sold in this offering and our financial statements and related material appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

ATMEL CORPORATION

     We design, develop, manufacture and market a broad range of high performance non-volatile memory and logic integrated circuits using our proprietary complementary metal-oxide semiconductor, or CMOS, technologies. CMOS technology offers higher performance at lower power and scales extremely well to small feature size. CMOS technology provides two types of transistors, an "n-type" transistor, or nMOS, and a "p-type" transistor, or pMOS. These transistors serve as the fundamental building blocks of digital electronics. By connecting them in various ways, integrated circuit designers can construct devices that detect and amplify analog signals, perform logic operations or act as storage media. Our strategy is to offer products that provide technology and features that enable our customers to develop and bring to market new, high value-added systems and products. Speed, density, power usage and specialty packaging differentiate our products. Our products consist primarily of advanced logic, mixed-signal, non-volatile memory, radio frequency and system-level integration semiconductor solutions. These products are used in a range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets.

     Our business has four reportable segments, ASICs, Logic, Non-volatile Memories and Temic.

     - The products in our ASIC segment include full custom application-specific integrated circuits, custom gate arrays and semi-custom cell-based integrated circuits designed to meet specialized customer requirements for their high performance devices in a broad variety of applications.

     - The products in our Logic segment include microcontrollers, eraseable, programmable, logic devices, or EPLDs and field programmable gate arrays, or FPGAs for sale to customers who use them in a broad variety of applications.

     - The products in our Non-volatile Memories segment include eraseable programmable read-only memories, or EPROMs, electrically eraseable programmable read only memories, or EEPROMs, and Flash for use in a broad variety of customer applications.

     - The Temic segment is a wholly-owned European subsidiary producing analog, microcontroller and specialty products to service the automotive, telecommunications, consumer and industrial markets. Although some of its products overlap with one or more of the other segments, the Temic segment is managed as a discrete business.

     Our products are based on our proprietary CMOS, bipolar, bipolar CMOS and silicon germanium, or SiGe, process technologies. Within each product family, we offer our customers products with a range of speed, density, power usage, specialty packaging and other features.

     We market our products worldwide to a diverse base of original equipment manufacturers, or OEMs, serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily through manufacturers' representatives and through national and regional distributors. We support this sales network from our headquarters in San Jose, California and through regional offices in Southern California, Colorado, Illinois, Massachusetts, Minnesota, New Jersey, North Carolina and Texas.

     We were originally incorporated in California in December 1984. In October 1999 we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131 and our telephone number is
(408) 441-0311.

RECENT DEVELOPMENTS

     Wafer Fabrication Facility. We recently acquired an 8-inch wafer fabrication facility located in Irving, Texas from Hitachi Semiconductor (America) Inc. We will begin an installation plan for 0.18 micron manufacturing equipment, and intend to have capacity available by the first quarter of 2001. We acquired the facility to manufacture advanced semiconductors, in particular those using 0.18-micron digital and SiGe bipolar CMOS processes for wireless and telecommunication products.

     TCS Acquisition. On December 20, 1999, we agreed in principle to acquire Thomson-CSF Semiconducteurs Specifique (TCS), a wholly-owned subsidiary of Thomson-CSF. TCS specializes in the development and manufacture of ASICs, including image sensors, as well as analog, digital and radio frequency ASICs, and products manufactured using SiGe processes. TCS products are used in such applications as digital cameras, fingerprint sensors, GPS and RF chips, which we believe will provide us with an enhanced ability to provide integrated solutions for the wireless and consumer end markets.

     Recent Operating Results. On January 20, 2000, we reported our operating results for the quarter and year ended December 31, 1999. The following table shows certain consolidated financial data for the quarter and year ended December 31, 1999. We believe that this information reflects all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation for the periods presented. The operating results for any period are not necessarily indicative of results for any future period.

                                                  QUARTER ENDED               YEAR ENDED
                                                   DECEMBER 31,              DECEMBER 31,
                                               --------------------    ------------------------
                                                 1998        1999         1998          1999
                                               --------    --------    ----------    ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues.................................  $288,681    $388,738    $1,111,092    $1,330,161
Operating income (loss)......................    17,942      56,992       (19,657)      142,978
Net income (loss)............................     9,960      33,039       (50,038)       53,379
Basic net income (loss) per share............  $   0.05    $   0.16    $    (0.25)   $     0.27
Diluted net income (loss) per share..........  $   0.05    $   0.16    $    (0.25)   $     0.26

                                  THE OFFERING

Common stock offered.........................  15,000,000 shares
Common stock to be outstanding after this      217,089,195 shares(1)
offering.....................................
Use of proceeds..............................  We will use the proceeds of this offering to fund planned capital expenditures and for
                                               working capital and other general corporate
                                               purposes. See "Use of Proceeds."
Nasdaq National Market Symbol................  ATML

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                   ------------------------------------    --------------------
                                      1996         1997         1998         1998        1999
                                   ----------    --------    ----------    --------    --------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenues.....................  $1,070,288    $958,282    $1,111,092    $822,411    $941,423
Total expenses...................     764,816     933,233     1,130,749     860,010     855,437
                                   ----------    --------    ----------    --------    --------
Operating income (loss)..........     305,472      25,049       (19,657)    (37,599)     85,986
Income (loss) before taxes.......     309,153       6,001       (50,931)    (61,069)     77,198
                                   ----------    --------    ----------    --------    --------
Net income (loss)................  $  201,722    $  1,801    $  (50,038)   $(59,998)   $ 20,340
                                   ==========    ========    ==========    ========    ========
Net income (loss) per share:
  Basic..........................  $     1.03    $   0.01    $    (0.25)   $  (0.30)   $   0.10
                                   ==========    ========    ==========    ========    ========
  Diluted........................  $     1.00    $   0.01    $    (0.25)   $  (0.30)   $   0.10
                                   ==========    ========    ==========    ========    ========

                                                                   SEPTEMBER 30, 1999
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(2)
                                                              ----------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  343,068      $  830,931
Working capital.............................................     542,755       1,030,618
Total assets................................................   1,948,260       2,436,123
Long-term obligations, net of current portion...............     718,262         718,262
Stockholders' equity........................................     796,470       1,284,333

------------
(1) Based upon shares outstanding as of December 31, 1999 (assuming no exercise of options after December 31, 1999). Excludes 13,512,529 shares of Common Stock available for grant pursuant to Atmel Corporation's employee stock plans, under which options to purchase 11,419,858 shares of Common Stock were outstanding as of December 31, 1999.

(2) Adjusted to give effect to the sale of the 15,000,000 shares of common stock in this offering at an assumed public offering price of $34.00 per share after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

OUR REVENUE AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE

     Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

     - the cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - fluctuations in manufacturing yields;

     - the timing of introduction of new products;

     - the timing of customer orders;

     - price erosion;

     - changes in mix of products sold;

     - the extent of utilization of manufacturing capacity;

     - product obsolescence;

     - availability of supplies and raw materials;

     - price competition and other competitive factors; and

     - fluctuations in currency exchange rates.

Any unfavorable changes in these factors could harm our operating results.

     In particular, we believe that our future sales growth will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or any design win may not result in future revenues, which depend in large part on the success of the customer's end product or system. We expect the average selling price of each of our products to decline as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs in the manufacturing of those products, increased unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, our operating results could be harmed. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

     In addition, our continued success will depend in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. Our success will also depend upon a better supply and demand balance within the industry.

     In 1997, 1998 and early 1999 the semiconductor industry experienced a significant downturn, characterized by, among other things, diminished product demand, production overcapacity and decline of average selling prices of products. While our revenues in 1998 increased as compared to 1997, the increase was primarily attributable to the inclusion of revenues from Temic's business, which we acquired in March 1998. Excluding the results of Temic, our revenues decreased in 1998 as compared with 1997, reflecting the cyclical downturn in the worldwide semiconductor industry throughout 1997 and 1998. While sales of our ASIC and logic-related products increased, continued price reduction of our commodity non-volatile memory products (caused by continued weakened business conditions and excess manufacturing capacity in the semiconductor industry) more than offset the impact of higher sales of ASIC and logic-related products in 1998. These non-volatile memory products included our commodity EPROMs and Flash memories. These business conditions in the worldwide semiconductor industry also contributed to our decision to implement a restructuring plan, which was announced in the second quarter of fiscal 1998. The restructuring plan, which resulted in a nonrecurring charge of approximately $66.3 million, included a ten percent work force reduction and an impairment charge to write down the value of certain manufacturing equipment and machinery with older process technology. We also recognized an in-process research and development charge of $23.4 million relating to the Temic acquisition during the second quarter of 1998.

IF WE DO NOT SUCCESSFULLY INCREASE OUR MANUFACTURING CAPACITY, WE MAY FACE CAPACITY CONSTRAINTS THAT COULD HARM OUR BUSINESS

     We currently manufacture our products at our wafer fabrication facilities located in Colorado Springs, Colorado, Heilbronn, Germany, Nantes, France, and Rousset, France. In addition, we currently expect our new facility in Irving, Texas, to be operational and producing wafers by the first quarter of 2001. We believe that we will be able to substantially meet our production needs from these facilities through the end of the fourth quarter of 2002, although this date may vary depending on, among other things, our rate of growth. We will be required to hire, train and manage additional production personnel in order to increase production capacity as planned. We will also be required to successfully implement new manufacturing technologies such as 0.25-micron, 0.18-micron and chemical and mechanical planarization in our wafer manufacturing facilities to increase our manufacturing capacity and yields. If we cannot expand our capacity on a timely basis, we could experience significant capacity constraints that would prevent us from meeting customer demand. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our manufacturing capacity may reduce our gross margins in future periods.

     We are exploring alternatives for the further expansion of our manufacturing capacity, which would likely occur after 2000, including:

     - expanding our current wafer fabrication facilities;

     - purchasing or building one or more additional wafer fabrication facilities;

     - entering into strategic relationships to obtain additional capacity.

Any of these alternatives could require a significant investment by us, and none of the alternatives for expanding our manufacturing capacity may be available on a timely basis.

     The cost of expanding our manufacturing capacity at the Irving, Texas facility or elsewhere is expected to be funded through a combination of available cash resources, cash from operations and additional lease, debt or equity financing. We may not be able to obtain the additional financing necessary to fund the expansion of our manufacturing facilities.

     Expanding our wafer fabrication capacity involves significant risks, including:

     - shortages of materials and skilled labor;

     - unavailability of semiconductor manufacturing and testing equipment;

     - unforeseen environmental or engineering problems;

     - work stoppages;

     - approvals and requirements of governmental and regulatory agencies; and

     - unanticipated cost increases.

     Any one of these risks could delay the building, equipping and production start-up of a new facility or the expansion of an existing facility, and could involve significant additional costs or reduce our anticipated revenues. In addition, the timing of commencement of operation of our Irving, Texas facility will depend upon the availability, timely delivery, successful installation and testing of complex process equipment.

     As a result of these and other factors, any expanded or new facility may not be completed and in volume production on time or within budget. Furthermore, we may be unable to achieve adequate manufacturing yields in any expanded or new facility in a timely manner, and our revenues may not increase in proportion to the anticipated increase in manufacturing capacity associated with any expanded or new facility.

IF WE ARE UNABLE TO EFFECTIVELY UTILIZE OUR WAFER MANUFACTURING CAPACITY AND OUR ABILITY TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED

     The fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of our manufacturing capacity and related transitions. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities would harm our business.

     In 1997 and 1998, we made substantial capital expenditures to increase our wafer fabrication capacity at our facilities in Colorado Springs, Colorado and Rousset, France, and acquired two wafer fabrication facilities in connection with our acquisition of Temic. In 1998, our gross margin declined significantly as a result of the increase in fixed costs and operating expenses related to this expansion of capacity, and lower product margins in many of our non-volatile memory products due to severe price decline. In 1999, the declining gross margin trend reversed, primarily due to a higher unit sales volume over which to spread fixed costs and operating expenses, the inclusion of Temic's positive gross margin for all of 1999 compared to only ten months in 1998, and average selling prices that stabilized in 1999.

     The improved market conditions experienced in 1999 may not continue or may not permit us to fully utilize our wafer fabrication capacity, and our increases in fixed costs and operating expenses related to manufacturing overcapacity may harm our operating results. If net revenues do not continue to increase sufficiently in future periods our business could be harmed. We experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity. Production delays, difficulties in achieving acceptable yields at any of our fabrication facilities or overcapacity could materially and adversely affect our operating results.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS, AS WE EXPERIENCED IN 1997 AND 1998

     The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1997 and 1998. These downturns have been characterized by diminished product demand, production overcapacity and accelerated decline of average selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The commodity memory portion of the semiconductor industry, from which we derived more than half of our revenues through 1998, and approximately
45.1 percent of our revenues in the first nine months of 1999, continued to suffer from excess capacity in 1998, which led to substantial price reduction during this period. While these conditions improved in 1999, if they were to resume our growth and operating results would be harmed. In addition, in the past, our operating results were harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity. Our continued success depends in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking and military equipment, and a better supply and demand balance within the industry. Our business could be harmed in the future by cyclical conditions in the semiconductor industry or by slower growth in any of the markets served by our customer products.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE

     We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Fujitsu, Intel, Sharp and ST Microelectronics. These competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced our new Flash products, we are increasingly competing directly with these competitors, and we may not be able to compete effectively. We also compete with emerging companies attempting to sell products in specialized markets addressed by our products. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During recent periods, we have experienced significant price competition in our non-volatile memory business and especially for EPROM and Flash products. We expect continuing competitive pressures in our markets from existing competitors and new entrants, which, among other things, could further accelerate the trend of decreasing average selling prices for our products.

     In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

     - our success in designing and manufacturing new products that implement new technologies and processes;

     - our ability to offer integrated solutions using our advanced non-volatile memory process with other technologies;

     - the rate at which customers incorporate our products into their systems;

     - product introductions by our competitors;

     - the number and nature of our competitors in a given market; and

     - general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE

     The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually in the process of designing and commercializing new and improved products to maintain our competitive position. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or technologies serving markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products as a result of the qualification process, our future operating results could be harmed.

     In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. In addition, our integrated solution products will require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS

     Foreign product sales to customers accounted for approximately 65%, 60%, 65% and 65% of net revenues in 1996, 1997 and 1998, and the first nine months of 1999, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. In addition, in recent years, we have significantly expanded our international operations, most recently through our acquisitions of Temic in 1998. International sales and operations are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations. Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French and German manufacturing facilities. As a result, we are exposed to changes in foreign currency exchange rates or weak economic conditions in these other countries.

     Approximately 65% and 59% of our foreign sales in 1998 and the first nine months of 1999, respectively, were denominated in U.S. dollars. During these periods our products became less price competitive in countries with currencies declining in value against the dollar. In 1998, our revenues declined by approximately $7.0 million due to the strengthening of the U.S. dollar against foreign currencies in the markets in which we sell products. In addition, in 1998 business conditions in Asia were severely affected by banking and currency issues which adversely affected our operating results. Furthermore, accounts receivable increased $42.5 million in 1997 due to our extending longer payment terms to customers and a more difficult collection environment because of the financial turmoil in Asia. While these conditions stabilized in 1999, the continuance or worsening of adverse business and financial conditions in Asia, where 35% of our revenues were generated during the first nine months of 1999, would likely harm our operating results.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH MOTOROLA AND OTHER KEY CUSTOMERS OUR BUSINESS MAY BE HARMED

     In 1996, 1997, 1998 and the first nine months of 1999, 12.0%, 12.6%, 14.0%
and 14.9%, respectively, of our net revenues were derived from sales to Motorola. Our ability to maintain close, satisfactory relationships with Motorola and other large customers is important to our business. A reduction, delay, or cancellation of orders from Motorola or our other large customers would harm our business. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS

     We have from time to time acquired complementary businesses, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE MAY BE SUBJECT TO THIRD-PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE EXPENSIVE TO DEFEND

     We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. If any litigation were to occur as a result of such allegations in the future, and we do not prevail in any such litigation, and are unable to obtain a satisfactory license, our results of operations may be adversely affected.

     In addition, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. In the past, we have has been involved in such litigation, which adversely affected our operating results. We cannot assure you that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to and legal costs associated with litigation can have a significant adverse effect on operating results.

OUR LONG-TERM DEBT COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE

     We financed our 1997 capital expenditures with long-term debt, which more than doubled during the year, increasing from $278.6 million at December 31, 1996 to $571.4 million at December 31, 1997. Long-term debt increased again in 1998 to $771.1 million at December 31, 1998, due primarily to the issuance of $115.0 million of debt securities and $142.2 million of lease financing related to asset acquisitions. At September 30, 1999, long-term debt was approximately $718.3 million as we reduced our capital expenditures from prior years. The increase in our debt-to-equity ratio could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will be dependent upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

     Since a substantial portion of our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service debt are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to our long-term debt or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to us by any of our subsidiaries could in the future be subject to statutory or contractual restrictions, could in the future be contingent upon the earnings of those subsidiaries and could in the future be subject to various business considerations. Any right held by us to receive any assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE

     Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures of $312.1 million in 1997, $187.7 million in 1998 and approximately $118.6 million through September 30, 1999, and intend to continue to make capital investments to support business growth and achieve manufacturing cost reductions and improved yields. Our capital expenditure plan for 2000 is approximately $545.0 million, a portion of which is intended to be funded from the proceeds of this offering. We may seek additional equity or debt financing to fund further expansion of our wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES

     We manufacture wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Malaysia, the Philippines, South Korea, Taiwan and Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS

     We are subject to a variety of federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. While we believe that we have all environmental permits necessary to conduct our business and that our activities conform to present environmental regulations, increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS

     Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS

     We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS

     Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems, and we plan to commence implementing a new SAP enterprise resource planning and management system for our worldwide operations in 2000. Our success depends to a significant extent on the management skills of our executive officers. If we are unable to manage growth effectively, our results of operations will be harmed.

IF WE HAVE NOT ADEQUATELY PREPARED FOR THE TRANSITION TO YEAR 2000, OUR BUSINESS COULD BE HARMED

     We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to year 2000. However, it is possible that material difficulties could be discovered or could arise. We cannot guarantee that our year 2000 readiness plan has been successfully implemented, and actual results could still differ materially from our plan. In addition, we have communicated with our critical suppliers to determine the extent to which we may be vulnerable to such parties' failure to resolve their own year 2000 issues. Where practicable, we have attempted to mitigate our risks with respect to the failure of these entities to be year 2000 ready. The effect, if any, on our results of operations from any failure of such parties to be year 2000 ready cannot yet be determined.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE

     The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION MAY HAVE ANTI-TAKEOVER EFFECTS

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of 15,000,000 shares of common stock offered by us are estimated to be approximately $487.9 million (or $561.1 million if the underwriters' over-allotment option is exercised in full) assuming a public offering price of $34.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds of this offering to fund the purchase of additional wafer fabrication testing equipment and for working capital and other general corporate purposes. We continuously evaluate strategic acquisitions and investments. We may use a portion of our net proceeds from this offering to acquire technologies or businesses, or make strategic investments in businesses, that are complementary to our business. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition other than those related to our contemplated acquisition of TCS. Pending these uses, we intend to invest the net proceeds in investment grade, interest bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

     The following table presents the high and low closing sale prices per share for our common stock as reported by the Nasdaq National Market for the periods indicated.

                                                              HIGH      LOW
                                                              -----    -----
FISCAL 1998:
First Quarter...............................................  $  46 7/8 $  23 3/4
Second Quarter..............................................     29 5/8    22 1/2
Third Quarter...............................................     39 1/16    26 1/2
Fourth Quarter..............................................     37 1/2    18 1/16

FISCAL 1999:
First Quarter...............................................      9 13/32     7 1/32
Second Quarter..............................................     10        9 31/32
Third Quarter...............................................     20 15/16    13 3/16
Fourth Quarter..............................................     30 3/8    15 3/8

FISCAL 2000:
First Quarter (through January 19, 2000)....................     35 3/32    24 1/2

     As of December 31, 1999, there were 1,446 holders of record of our common stock. On January 19, 2000, the last sale price reported by the Nasdaq National Market for our common stock was $34.00 per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - On an actual basis, after giving retroactive effect to: (1) our reincorporation in Delaware in October 1999 and a concurrent increase in our authorized common stock from 240,000,000 shares to 500,000,000 shares, and (2) the two-for-one split of our outstanding common stock effected in December 1999; and

     - As adjusted to give effect to the sale of the 15,000,000 shares of common stock we are offering hereby at an assumed public offering price of $34.00 per share after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

                                                                   SEPTEMBER 30, 1999
                                                                ------------------------
                                                                  ACTUAL     AS ADJUSTED
                                                                ----------   -----------
                                                                 (IN THOUSANDS, EXCEPT
                                                                   SHARE INFORMATION)
Long-term debt less current portion.........................    $  718,262   $  718,262
                                                                ----------   ----------
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000,000 shares
     authorized; 500,000 designated Series A preferred
     stock, none issued.....................................            --           --
  Common stock, $0.001 par value, 500,000,000 shares
     authorized; 201,234,530 shares outstanding at September
     30, 1999, 216,234,530 shares outstanding as
     adjusted(1)............................................       387,858      875,721
  Accumulated other comprehensive income....................       (13,821)     (13,821)
  Retained earnings.........................................       422,433      422,433
                                                                ----------   ----------
  Total stockholders' equity................................       796,470    1,284,333
                                                                ----------   ----------
       Total capitalization.................................    $1,514,732   $2,002,595
                                                                ==========   ==========

------------
(1) Excludes 11,571,590 shares issuable upon exercise of outstanding stock options as of September 30, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected balance sheet and statement of operations data as of and for the fiscal years ended December 31, 1994 through 1998 and for the nine month periods ended September 30, 1998 and 1999. The information for the nine month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. This data gives retroactive effect to the two-for-one split of our outstanding common stock effected as a stock dividend to stockholders of record as of the close of business on December 3, 1999. Effective January 1, 1999 we changed our fiscal year from a 52 or 53-week year ending on the Monday nearest the last day in December of each year to a calendar year ending December 31. Our fiscal quarters also changed from 13-week quarters to calendar quarters. For presentation purposes, we have indicated that our prior fiscal years ended on December 31, since the impact of this change on the financial results for these periods is immaterial. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999, or any other future period.

                                                                                                          NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                          ----------------------------------------------------------   -----------------------
                                            1994       1995        1996         1997         1998         1998         1999
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net revenues............................  $375,093   $634,241   $1,070,288   $  958,282   $1,111,092   $  822,411   $  941,423
Expenses:
  Cost of sales.........................   195,955    323,530      539,215      602,239      717,147      536,566      592,142
  Research and development..............    43,035     69,795      110,239      137,896      174,808      125,982      136,649
  Selling, general and administrative...    48,301     73,474      115,362      150,098      149,069      107,737      126,646
  Restructuring and in-process research
    and development charges.............        --         --           --       43,000       89,725       89,725           --
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
Total expenses..........................   287,291    466,799      764,816      933,233    1,130,749      860,010      855,437
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
Operating income (loss).................    87,802    167,442      305,472       25,049      (19,657)    (37,599)       85,986
Other income (expense), net.............     2,274      4,820        3,681      (19,048)     (31,274)    (23,470)      (8,788)
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
Income (loss) before taxes..............    90,076    172,262      309,153        6,001      (50,931)    (61,069)       77,198
Provision for (benefit from) income
  taxes.................................    30,626     58,569      107,431        4,200         (893)     (1,071)       27,790
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
Income (loss) before cumulative effect
  of accounting change..................    59,450    113,693      201,722        1,801      (50,038)    (59,998)       49,408
Cumulative effect of accounting change,
  net of tax effect.....................        --         --           --           --           --           --     (29,068)
                                          --------   --------   ----------   ----------   ----------   ----------   ----------
Net income (loss).......................  $ 59,450   $113,693   $  201,722   $    1,801   $  (50,038)  $ (59,998)   $   20,340
                                          ========   ========   ==========   ==========   ==========   ==========   ==========
Diluted net income (loss) per share:
  Basic.................................  $   0.33   $   0.60   $     1.03   $     0.01   $    (0.25)  $   (0.30)   $     0.10
                                          ========   ========   ==========   ==========   ==========   ==========   ==========
  Diluted...............................  $   0.33   $   0.58   $     1.00   $     0.01   $    (0.25)  $   (0.30)   $     0.10
                                          ========   ========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA:
Working capital.........................  $ 64,580   $132,597   $  123,621   $  410,085   $  492,172   $  352,557   $  542,755
Total assets............................   540,946    919,621    1,455,914    1,822,040    1,962,737    2,001,616    1,948,260
Long-term obligations, net of current
  portion...............................    46,514     88,455      278,576      571,389      771,069      503,648      718,262
Stockholders' equity....................   358,088    588,768      789,751      786,434      732,195      707,492      796,470

                     QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following tables set forth our unaudited quarterly statement of operations data for each of the seven quarters ended September 30, 1999, such data expressed as a percentage of our net revenues, and our unaudited consolidated net revenues by segment, for each of these seven quarters. This quarterly information is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In our opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                               QUARTER ENDED
                                               ------------------------------------------------------------------------------
                                               MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                 1998        1998       1998        1998       1999        1999       1999
                                               ---------   --------   ---------   --------   ---------   --------   ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues.................................  $260,392    $288,205   $273,814    $288,681   $290,037    $311,142   $340,244
Expenses:
  Cost of sales..............................   164,192     199,675    172,699     180,581    186,165     194,210    211,767
  Research and development...................    36,659      43,394     45,929      48,826     47,229      43,124     46,296
  Selling, general and administrative........    27,826      39,115     40,796      41,332     35,920      44,405     46,321
  Restructuring and in-process research and
    development charges......................        --      89,725         --          --         --          --         --
                                               --------    --------   --------    --------   --------    --------   --------
Total expenses...............................   228,677     371,909    259,424     270,739    269,314     281,739    304,384
Operating income (loss)......................    31,715     (83,704)    14,390      17,942     20,723      29,403     35,860
Other income (expense), net..................    (4,443)     (9,338)    (9,689)     (7,804)     5,367      (5,335)    (8,820)
                                               --------    --------   --------    --------   --------    --------   --------
Income (loss) before taxes...................    27,272     (93,042)     4,701      10,138     26,090      24,068     27,040
Provision for (benefit from) income taxes....       479      (1,633)        83         178      9,392       8,664      9,734
                                               --------    --------   --------    --------   --------    --------   --------
Income (loss)................................    26,793     (91,409)     4,618       9,960     16,698      15,404     17,306
Cumulative effect of accounting change, net
  of tax effect..............................        --          --         --          --    (29,068)         --         --
                                               --------    --------   --------    --------   --------    --------   --------
Net income (loss)............................  $ 26,793    $(91,409)  $  4,618    $  9,960   $(12,370)   $ 15,404   $ 17,306
                                               ========    ========   ========    ========   ========    ========   ========
Net income (loss) per share:
  Basic......................................  $   0.14    $  (0.46)  $   0.02    $   0.05   $  (0.06)   $   0.08   $   0.09
                                               ========    ========   ========    ========   ========    ========   ========
  Diluted....................................  $   0.13    $  (0.46)  $   0.02    $   0.05   $  (0.06)   $   0.07   $   0.08
                                               ========    ========   ========    ========   ========    ========   ========

                                                                       AS A PERCENTAGE OF NET REVENUES
                                                ------------------------------------------------------------------------------
                                                MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                  1998        1998       1998        1998       1999        1999       1999
                                                ---------   --------   ---------   --------   ---------   --------   ---------
Net revenues..................................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Expenses:
  Cost of sales...............................     63.1       69.3        63.0       62.6        64.2       62.4        62.2
  Research and development....................     14.1       15.0        16.8       16.9        16.3       13.8        13.6
  Selling, general and administrative.........     10.7       13.6        14.9       14.3        12.4       14.3        13.6
  Restructuring and in-process research and
    development charges.......................      0.0       31.1         0.0        0.0         0.0        0.0         0.0
                                                  -----      -----       -----      -----       -----      -----       -----
Total expenses................................     87.8      129.0        94.7       93.8        92.9       90.5        89.4
Operating income (loss).......................     12.2      (29.0)        5.3        6.2         7.1        9.5        10.6
Other income (expense), net...................     (1.7)      (3.3)       (3.6)      (2.7)        1.8       (1.7)       (2.6)
                                                  -----      -----       -----      -----       -----      -----       -----
Income (loss) before taxes....................     10.5      (32.3)        1.7        3.5         8.9        7.8         8.0
Provision for (benefit from) income taxes.....      0.2       (0.6)        0.0        0.1         3.2        2.8         2.9
                                                  -----      -----       -----      -----       -----      -----       -----
Income (loss) before cumulative effect of
  accounting change...........................     10.3      (31.7)        1.7        3.4         5.7        5.0         5.1
Cumulative effect of accounting change, net of
  tax effect..................................      0.0        0.0         0.0        0.0       (10.0)       0.0         0.0
                                                  -----      -----       -----      -----       -----      -----       -----
Net income (loss).............................     10.3%     (31.7)%       1.7%       3.4%       (4.3)%      5.0%        5.1%
                                                  =====      =====       =====      =====       =====      =====       =====

                                                                   NET REVENUES BY SEGMENT, QUARTER ENDED
                                               ------------------------------------------------------------------------------
                                               MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                 1998        1998       1998        1998       1999        1999       1999
                                               ---------   --------   ---------   --------   ---------   --------   ---------
                                                                               (IN THOUSANDS)
Nonvolatile Memories.........................  $149,012    $114,628   $113,987    $116,035   $124,083    $136,852   $163,933
Temic........................................    22,500      72,502     68,357      75,072     66,070      68,111     66,842
ASIC.........................................    64,642      69,125     68,455      76,245     79,624      79,373     83,754
Logic........................................    24,238      31,950     23,015      21,329     20,260      26,806     25,715
                                               --------    --------   --------    --------   --------    --------   --------
        Total Net Revenues...................  $260,392    $288,205   $273,814    $288,681   $290,037    $311,142   $340,244
                                               ========    ========   ========    ========   ========    ========   ========

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Prudential Securities Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc. ..............................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Prudential Securities Incorporated..........................
                                                              ----------
          Total.............................................  15,000,000
                                                              ==========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and the dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of common stock made hereby. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

     We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we will not, directly or indirectly:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in case or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - The sale to the underwriters of the shares of common stock under the underwriting agreement;

     - The issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus; or

     - The issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans that are in existence on the date of the prospectus and consistent with past practices.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The underwriting agreement provides that we and the underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Morgan Stanley & Co. Incorporated was the initial purchaser of $296,000,000 aggregate principal amount of our Zero Coupon Convertible Subordinated Debentures due 2018. These debentures were purchased in April 1998 and resold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. Morgan Stanley & Co. Incorporated received a customary fee in connection with this transaction.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     Our consolidated financial statements and schedule as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, incorporated by reference to the Annual Report on Form 10-K as amended on Form 10-K/A for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. Our web address is http://www.atmel.com.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - The description of the common stock in our Registration Statement on Form 8-A filed on February 20, 1991 (as amended on March 14, 1991), under
       Section 12(g) of the Exchange Act;

     - The description of our Preferred Shares Rights Agreement in our Registration Statement on Form 8-A/12G filed on September 15, 1998, as amended on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act;

     - Our Annual Report on Form 10-K filed on March 23, 1999, as amended on Form 10-K/A filed on July 21, 1999 for the fiscal year ended December 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

     - Our Current Reports on Form 8-K, dated November 5, 1999 and January 20, 2000.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, (408) 441-0311.

                                  [ATMEL LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........    $143,451
NASD filing fee.............................................      30,500
Nasdaq additional listing fee...............................      17,500
Accounting fees and expenses................................      50,000
Legal fees and expenses.....................................     120,000
Printing and engraving......................................      70,000
Blue sky fees and expenses..................................      10,000
Transfer agent fees and expenses............................         250
Miscellaneous...............................................      20,000
                                                                --------
          Total.............................................    $461,701
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF ATMEL CORPORATION

CERTIFICATE OF INCORPORATION

     Article XI of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

BYLAWS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Atmel Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Atmel, arising out of such person's services as a director or officer of Atmel, any subsidiary of Atmel or any other company or enterprise to which the person provides services at the request of Atmel.

     The form(s) of proposed Underwriting Agreement(s) to be filed as (an) Exhibit(s) hereto or incorporated by reference herein may include provisions regarding the indemnification of our officers and directors by the several Underwriters.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
   1.1     Form of Underwriting Agreement.*
   3.1     Certificate of Incorporation.(1)
   3.2     Bylaws.(1)
   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
  23.1     Consent of PricewaterhouseCoopers, independent auditors.
  23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
  24.1     Power of Attorney (see page II-5).

------------
* To be filed by amendment or by a report on Form 8-K pursuant to Section 601 of Regulation S-K.

(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on January 20, 2000.

                                          ATMEL CORPORATION

                                          By:      /s/ GEORGE PERLEGOS
                                            ------------------------------------
                                            George Perlegos,
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints George Perlegos and Donald Colvin, and each of them, as his true and lawful attorneys-in-fact and agents, each with power of substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments to this Registration Statement) and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and all post-effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each of them with full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                       SIGNATURE                                     TITLE                    DATE
                       ---------                                     -----                    ----
                  /s/ GEORGE PERLEGOS                      President, Chief Executive   January 20, 2000
--------------------------------------------------------  Officer and Chairman of the
                    George Perlegos                            Board of Directors
                                                              (Principal Executive
                                                                    Officer)

                   /s/ DONALD COLVIN                      Vice President, Finance, and  January 20, 2000
--------------------------------------------------------    Chief Financial Officer
                     Donald Colvin                        (Principal Financial Officer
                                                            and Accounting Officer)

                   /s/ GUST PERLEGOS                      Executive Vice President and  January 20, 2000
--------------------------------------------------------            Director
                     Gust Perlegos

                   /s/ TSUNG-CHING WU                               Director            January 20, 2000
--------------------------------------------------------
                     Tsung-Ching Wu

                     /s/ NORM HALL                                  Director            January 20, 2000
--------------------------------------------------------
                       Norm Hall

                  /s/ T. PETER THOMAS                               Director            January 20, 2000
--------------------------------------------------------
                    T. Peter Thomas

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  1.1     Form of Underwriting Agreement.*
  3.1     Certificate of Incorporation.(1)
  3.2     Bylaws.(1)
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 23.1     Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1).
 24.1     Power of Attorney (see page II-5).

------------
*   To be filed by amendment.

(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.